Paraiso Plant Studio LLC (the "Company") a California Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Paraiso Plant Studio LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in members equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
October 31, 2025
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	36,700	41,806
Prepaid Expenses	3,400	8,400
Inventory	39,823	35,551
Other Receivable - Related Party	48,551	-
Total Current Assets	128,474	85,757
Non-current Assets		
Furniture, Fixtures, and Vehicle, net of Accumulated Depreciation	19,063	31,570
Right of Use Asset	129,768	253,836
Total Non-Current Assets	148,831	285,406
TOTAL ASSETS	277,305	371,163
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	79,480	55,498
Gift Card Liability	29,018	22,797
Short Term Debt	69,891	8,391
Notes Payable - Related Party	41,305	54,505
Sales Tax Payable	32,851	17,938
Other Liabilities	2,555	119
Short Term Lease Liability	129,768	124,068
Total Current Liabilities	384,868	283,316
Long-term Liabilities		
Notes Payable	34,052	46,000
Long Term Lease Liability	-	129,768
Total Long-Term Liabilities	34,052	175,768
TOTAL LIABILITIES	418,920	459,084
Commitments & Contingencies (Note 4)		
EQUITY		
Additional Paid in Capital	(85,855)	(24,339)
Accumulated Deficit	(55,760)	(63,582)
Total Equity	(141,615)	(87,921)
TOTAL LIABILITIES AND EQUITY	277,305	371,163

Statement of Operations

	Year Ended December 31,	
	2024	**2023**
Revenue	999,092	1,054,794
Cost of Revenue	392,165	456,719
Gross Profit	606,927	598,075
Operating Expenses		
Advertising and Marketing	3,443	18,499
General and Administrative	429,681	425,532
Rent and Lease	143,238	175,541
Depreciation	12,507	12,507
Total Operating Expenses	588,869	632,079
Operating Income (loss)	18,058	(34,004)
Other Income		
Miscellaneous Other Income	8,870	5,743
Total Other Income	8,870	5,743
Other Expense		
Interest Expense	19,106	10,503
Total Other Expense	19,106	10,503
Earnings Before Income Taxes	7,822	(38,764)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	7,822	(38,764)

Statement of Cash Flows

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	7,822	(38,764)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	12,507	12,507
Accounts Payable and Accrued Expenses	14,701	22,245
Inventory	(4,272)	27,752
Other Receivable - Related Party	(48,551)	-
Prepaid Expenses	5,000	-
Sales Tax Payable	14,913	3,328
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(5,702)	65,832
Net Cash provided by (used in) Operating Activities	2,120	27,068
FINANCING ACTIVITIES		
Proceeds from Note Payable	67,490	5,967
Repayments of Notes Payable - Related Party	(13,200)	(22,800)
Members Distributions	(61,516)	(10,855)
Net Cash provided by (used in) Financing Activities	(7,226)	(27,688)
Cash at the beginning of period	41,806	42,426
Net Cash increase (decrease) for period	(5,106)	(620)
Cash at end of period	36,700	41,806

Statement of Changes in Member Equity

	Member Capital $ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2023	(13,484)	(24,818)	(38,302)
Capital Distributions, net of Contributions	(10,855)		(10,855)
Net Income (Loss)	-	(38,764)	(38,764)
Ending Balance 12/31/2023	(24,339)	(63,582)	(87,921)
Capital Distributions, net of Contributions	(61,516)	-	(61,516)
Net Income (Loss)	-	7,822	7,822
Ending Balance 12/31/2024	(85,855)	(55,760)	(141,615)

Paraiso Plant Studio LLC
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Paraíso Plant Studio, LLC (“the Company”) was formed in Berkeley on October 1st, 2019. The Company plans to earn revenue selling tropical interior plants, plant accessories, and home goods in their new retail and event floristry, along with hosting educational workshops for individuals and groups, and providing plant rentals for local companies and event coordinators. The Company’s retail store is located in the Fourth Street shopping district in Berkeley, California, and will move into a larger and more prominent retail space in the same district. The Company’s in-store customers will be located in the greater Bay Area, and online for shipping across the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. Net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Furniture, Fixtures, and Vehicle	5-10	68,691	(49,628)	-	19,063
Grand Total	**-**	**68,691**	**(49,628)**	**-**	**19,063**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Equity Based Compensation</u>

The Company did not have any equity-based compensation as of December 31st, 2024.

<u>Income Taxes</u>

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A related party loaned the entity $95,000 in 2021. The loan accrues interest at 8% and is due on demand. The balance of the loan was $41,305 and $54,505 as of December 31st, 2024 and 2023, respectively. The Company has been making monthly payments of $1,025 towards this loan.

The Company had receivable balance of $48,551 from a related party as of December 31st, 2024. The receivable does not accrue interest and is due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

<u>Active Leases</u>

The Company leases its retail space at 1780 Fourth Street, Berkeley, under a 5-year lease requiring monthly payments of 11,038. The lease expires on December 31st, 2025. A new lease with the same landlord in a much larger space begins on Nov 1, 2025. Monthly payments for the new lease begin on January 1st, 2026 at the rate of $12,000 plus $4,546 of common area costs. The payments increase to $18,000 from April 2026 through December 2026, increase by 3% every year until the end of the lease term at the end of 2032. In addition to the rent, the Company shall pay an additional rent equal to 6% of the Company's bi-annual gross sales over the then "breakpoint" of $1,800,000.

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the weighted average interest rates and future minimum lease payments.

FASB ASC 842 Footnote

	Year Ended
Lease expense	**31-Dec-24**
Operating lease expense	529,824
Total	529,824

Other Information

Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	529,824
ROU assets obtained in exchange for new operating lease liabilities	594,292
Weighted-average remaining lease term in years for operating leases	1
Weighted-average discount rate for operating leases	4.5%

Maturity Analysis	Operating
2025-12	132,456
2026-12	-
2027-12	-
2028-12	-
2029-12	-
Thereafter	-
Total undiscounted cash flows	132,456
Less: present value discount	(2,688)
Total lease liabilities	129,768

Inactive Leases

The Company was leasing space at 1800A Fourth Street, Berkeley, which covered approximately 185 square feet and required monthly rent of $600 plus 6% of sales exceeding $10,000. The lease was no longer active as of December 31, 2024.

The Company was leasing warehouse space at 2301 Fourth Street, Berkeley, consisting of approximately 2,405 square feet under a three-year lease commencing October 15, 2021, at monthly rent of $3,700 with 3% annual increases. The lease was no longer active as of December 31, 2024.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for detail of related party loan.

The Company entered into an SBA Economic Injury Disaster Loan (EIDL) resulting in loan balances of $5,332 as of December 31st, 2024 and 2023. The loan accrues interest at 3.75% and contains a maturity date in 2050.

As of December 31, 2024, the Company had an outstanding balance of approximately $58,000 related to a financing arrangement. Under the agreement, the Company received an advance of approximately $64,000 in exchange for remitting a fixed percentage of future daily sales until a total of approximately $69,000 has been repaid. The effective remittance rate is 17% of daily Shopify sales. In 2025, the Company refinanced this loan to mature in 2030 instead of the previous remittance rate of 17%.

As of December 31, 2024, the Company had an outstanding balance of approximately $40,600 related to a term loan. The loan bears interest at a fixed rate of 7% (APR of approximately 9.2%) and matures in 2028. The total original funding was $47,500, with total payments over the 60-month term estimated at approximately $59,000, including finance charges of about $12,000. The loan requires monthly payments of approximately $990, with no prepayment penalties other than accrued interest if paid early. The loan is not convertible and is not secured by specific collateral.

Debt Principal Maturities 5 Years Subsequent to 2024	
Year	Amount
2025	111,196
2026	11,880

2027	11,880
2028	4,960
2029	-
Thereafter	5,332

NOTE 6 – EQUITY

The Company is a limited liability company with one class of membership unit wholly owned by one member.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 31, 2025, the date these financial statements were available to be issued.

In November 2025, the Company entered into a new lease agreement with the same landlord for a larger retail space. Monthly payments for the new lease begin on January 1st, 2026 at the rate of $12,000 plus $4,546 of common area costs. The payments increase to $18,000 from April 2026 through December 2026, increase by 3% every year until the end of the lease term at the end of 2032. In addition to the rent, the Company shall pay an additional rent equal to 6% of the Company's bi-annual gross sales over the then "breakpoint" of $1,800,000.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.